SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

MCMORAN EXPLORATION CO.

(Name of the Issuer)

MCMORAN EXPLORATION CO.

FREEPORT-MCMORAN COPPER & GOLD INC.

FREEPORT-MCMORAN PREFERRED LLC

GULF COAST ULTRA DEEP ROYALTY TRUST

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

582411104

(CUSIP Number of Class of Securities)

John G. Amato

General Counsel

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, Louisiana 70112

(504) 582-4000

L. Richards McMillan, II

Senior Vice President and General Counsel

Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, Arizona 85004-2189

(602) 366-8100

with copies to:

Michael J. Aiello Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8552	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1314

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$3,209,684,674	$437,801(***)

*	For purposes of calculating the fee only, the transaction value was calculated by multiplying (a) 204,829,909 shares of fully diluted MMR common stock outstanding (excluding shares beneficially owned by FCX and its affiliates), by (b) $15.67, the average of the high and low price per share of MMR common stock reported on the New York Stock Exchange Composite Transaction Reporting System on December 20, 2012.

**	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of 3,209,684,674 by $0.0001364.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,625.20

Form or Registration No.:	Form S-4 – Registration Statement under the Securities Act of 1933 (Registration No. 333-185742)

Filing Parties:	Gulf Coast Ultra Deep Royalty Trust Freeport-McMoRan Copper & Gold Inc.

Date Filed:	December 28, 2012

		Page

Item 15.	Additional Information	2

Item 16.	Exhibits	3

i

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): McMoRan Exploration Co., a Delaware corporation, (“MMR”), Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“FCX”), Freeport-McMoRan Preferred LLC, a Delaware limited liability company and wholly owned subsidiary of FCX (“FCX Preferred”), and Gulf Coast Ultra Deep Royalty Trust, a statutory trust formed under the laws of the State of Delaware (the “Royalty Trust”).

This Final Amendment to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

The information contained in this Schedule 13E-3 concerning MMR was supplied by MMR, and the information contained in this Schedule 13E-3 concerning each filing person other than MMR was supplied by each such filing person.

Item 15.	Additional Information

Item 1011 of Regulation M-A:

(c) Other Material Information. On June 3, 2013, at a special meeting of MMR’s stockholders, MMR’s stockholders approved the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 5, 2012, by and among MMR, FCX and INAVN Corp., a Delaware corporation and wholly owned subsidiary of FCX (“MMR Merger Sub”).

On June 3, 2013, MMR and MMR Merger Sub filed a Certificate of Merger with the Delaware Secretary of State, pursuant to which MMR Merger Sub was merged with and into MMR, with MMR continuing as the surviving corporation and a wholly owned subsidiary of FCX (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of MMR common stock (other than dissenting shares and shares held by FCX and any of its subsidiaries) was converted into the right to receive $14.75 in cash and 1.15 royalty trust units (collectively, the “Merger Consideration”) representing beneficial interests in Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”). Holders of the royalty trust units are entitled to share in a 5% gross overriding royalty interest in hydrocarbons saved and produced from MMR’s shallow water Gulf of Mexico and onshore Gulf Coast ultra-deep exploration prospects. Cash was paid in lieu of any fractional royalty trust units. As of the date of this Final Amendment, none of the subject interests associated with the royalty trust units had any reserves classified as proved, probable or possible, other than MMR’s onshore Lineham Creek well, and none of such subject interests had any associated production. Pursuant to the Merger Agreement, equity awards relating to shares of MMR common stock were either cancelled and converted into the right to receive the Merger Consideration or were converted into comparable equity awards relating to FCX common stock on generally the same terms and conditions as prior to the Merger. Concurrently with the execution of the Merger Agreement, certain executive officers of MMR waived their contractual rights to accelerated vesting of equity awards as a result of the Merger.

As a result of the Merger, MMR common stock has ceased to trade on the New York Stock Exchange (the “NYSE”) and the NYSE has filed an application on Form 25 with the SEC to report that MMR is no longer listed on the NYSE. MMR expects to file a Certificate and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the MMR common stock under Section 12 of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act as soon as practicable. At such time as it is eligible, MMR intends to seek to suspend its reporting obligations under Section 15(d) of the Exchange Act.

The information contained in the definitive proxy statement for the special meeting of the stockholders of MMR and registration statement of the Royalty Trust and FCX on Form S-4 (the “Proxy Statement”), including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Item 1016 of Regulation M-A:

Exhibit	Description

(a)-1	Not applicable.

(a)-2(i)	Definitive Proxy Statement for the Special Meeting of the Stockholders of McMoRan Exploration Co. and Prospectus of Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. (the “Proxy Statement”) filed May 3, 2012 and incorporated herein by reference.

(a)-2(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)-2(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)-2(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)-4	Not applicable.

(a)-5(i)	Current Report on Form 8-K of McMoRan Exploration Co. filed June 4, 2013 and incorporated herein by reference.

(a)-5(ii)	Joint Press Release issued by Freeport-McMoRan Copper & Gold Inc. and McMoRan Exploration Co., dated June 3, 2013 (incorporated by reference to Exhibit 99.2 to McMoRan Exploration Co.’s Current Report on Form 8-K filed June 4, 2013).

(b)-1	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)-2	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(c)-1	Opinion of Evercore Group, L.L.C., dated as of December 5, 2012, rendered to the Special Committee of the Board of Directors of McMoRan Exploration Co. (included as Annex C to the Proxy Statement).

(c)-2	Discussion materials prepared by Evercore Group, L.L.C. and reviewed with the Special Committee of the Board of Directors of McMoRan Exploration Co. on November 9, 2012 (incorporated by reference to the Schedule 13E-3 filed by McMoRan Exploration Co. with the Securities and Exchange Commission on December 28, 2012).

(c)-3	Discussion materials prepared by Evercore Group, L.L.C. and reviewed with the Special Committee of the Board of Directors of McMoRan Exploration Co. on November 21, 2012 (incorporated by reference to McMoRan Exploration Co.’s Schedule 13E-3 filed December 28, 2012).

(c)-4	Fairness opinion discussion materials prepared by Evercore Group, L.L.C. and reviewed with the Special Committee of the Board of Directors of McMoRan Exploration Co. on December 4, 2012 (incorporated by reference to McMoRan Exploration Co.’s Schedule 13E-3 filed December 28, 2012).

(c)-5	Opinion of Credit Suisse Securities (USA) LLC, dated as of December 4, 2012, rendered to the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. (incorporated by reference to McMoRan Exploration Co.’s Schedule 13E-3 filed December 28, 2012).

(c)-6	Preliminary discussion materials prepared by Credit Suisse Securities (USA) LLC and reviewed with the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. on November 26, 2012 (incorporated by reference to McMoRan Exploration Co.’s Schedule 13E-3 filed December 28, 2012).

(c)-7	Preliminary discussion materials prepared by Credit Suisse Securities (USA) LLC and reviewed with the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. on November 29, 2012 (incorporated by reference to McMoRan Exploration Co.’s Schedule 13E-3 filed December 28, 2012).

(c)-8	Discussion materials prepared by Credit Suisse Securities (USA) LLC and reviewed with the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. on December 3, 2012 and December 4, 2012 (incorporated by reference to McMoRan Exploration Co.’s Schedule 13E-3 filed December 28, 2012).

(c)-9	Summary Report of Ryder Scott Company, L.P. relating to McMoRan Oil & Gas LLC as of July 1, 2012 (incorporated by reference to Exhibit 99.6 of the Amendment No. 2 to the Registration Statement on Form S-4 filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on March 12, 2013).

(c)-10	Summary Report of Ryder Scott Company, L.P. relating to K-Mc Ventures I LLC as of July 1, 2012 (incorporated by reference to Exhibit 99.7 of the Amendment No. 3 to the Registration Statement on Form S-4 filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 3, 2013).

(c)-11	Report of Ryder Scott Company, L.P. relating to McMoRan Oil & Gas LLC as of July 1, 2012 (incorporated by reference to Exhibits 99.10 and 99.12 of the Amendment No. 5 and Amendment No. 6, respectively, to the Registration Statement on Form S-4 filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 19, 2013).

(c)-12	Report of Ryder Scott Company, L.P. relating to K-Mc Ventures I LLC as of July 1, 2012 (incorporated by reference to Exhibit 99.9 of the Amendment No. 4 to the Registration Statement on Form S-4 filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 18, 2013).

(d)-1	.Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)-2	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)-1).

(d)-3	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)-1).

(d)-4	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)-1).

(d)-5	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)-1).

(d)-6	Agreement and Plan of Merger, dated as of December 5, 2012, by and between McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. (included as Annex A to the Proxy Statement).

(d)-7	Voting and Support Agreement, dated of December 5, 2012, by and between McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and Plains Exploration & Production Company (included as Annex B to the Proxy Statement).

(d)-8	Registration Rights Agreement dated December 30, 2010, by and among McMoRan Exploration Co. and Plains Exploration & Production Company (incorporated by reference to Exhibit 4.1 to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011).

(d)-9	Registration Rights Agreement dated December 30, 2010 by and among McMoRan Exploration Co. and Freeport-McMoRan Preferred LLC (incorporated by reference to Exhibit 4.4 to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011).

(d)-10	Stock Purchase Agreement dated September 19, 2010 by and among McMoRan Exploration Co., Freeport-McMoRan Preferred LLC and Freeport-McMoRan Copper & Gold Inc. (incorporated by reference to Exhibit 10.1 to McMoRan Exploration Co.’s Quarterly Report on Form 10-Q filed November 11, 2010).

(d)-11	Stockholder Agreement dated December 30, 2010, by and among McMoRan Exploration Co. and Plains Exploration & Production Company (incorporated by reference to Exhibit 10.1 to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011).

(d)-12	Stockholder Agreement dated December 30, 2010, by and among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and Freeport-McMoRan Preferred LLC (incorporated by reference to Exhibit 10.2 to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011).

(f)	Dissenters’ rights of appraisal are described under the caption “THE MERGER—Rights of Dissenting Stockholders” and Section 262 of the General Corporation Law of the State of Delaware (included as Annex D to the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 4, 2013

MCMORAN EXPLORATION CO.

By:	/s/ Nancy D. Parmelee
Name: Nancy D. Parmelee
Title: Authorized Signatory

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

FREEPORT-MCMORAN PREFERRED LLC

By:	Freeport-McMoRan Copper & Gold Inc., as Sole Member

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

GULF COAST ULTRA DEEP ROYALTY TRUST

By:	Freeport-McMoRan Copper & Gold Inc., as Depositor

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13E-3